SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Six Months Ended December 31, 2003 and the Year Ended June 30, 2003

Commission File Number 0-18927

TANDY BRANDS ACCESSORIES, INC.

Benefit Restoration Plan

(full title of Plan)

TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Benefit Restoration Plan

We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Benefit Restoration Plan as of December 31, 2003 and June 30, 2003 and the related statements of changes in net assets available for benefits for the six months ended December 31, 2003 and the year ended June 30, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Benefit Restoration Plan as of December 31, 2003 and June 30, 2003, and the changes in its net assets available for benefits for the six months ended December 31, 2003 and the year ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn
Fort Worth, Texas
March 18, 2005

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	June 30,
	2003	2003
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$136,533	$97,356
Tandy Brands Accessories, Inc. common stock	1,234,651	856,716

Total investments	1,371,184	954,072

Receivables:
Employee contributions	9,613	10,390
Employer contributions	44,484	42,005
Interest	1,992	4

Total receivables	56,089	52,399

Cash and cash equivalents	21,937	13,652

Total assets	1,449,210	1,020,123

Liabilities	—	—

Net Assets Available for Benefits	$1,449,210	$1,020,123

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Six Months Ended	Year Ended
	December 31,	June 30,
	2003	2003
Additions to Net Assets
Investment income:
Net realized and unrealized gains on investments	$258,308	$56,820
Interest and dividends	5,568	2,245

Total investment income	263,876	59,065

Contributions:
Employee contributions	66,084	116,851
Employer contributions	99,127	174,067

Total contributions	165,211	290,918

Total additions	429,087	349,983

Deductions from Net Assets
Benefit payments	—	12,181

Net increase in net assets available for benefits	429,087	337,802

Net assets available for benefits at beginning of period	1,020,123	682,321

Net assets available for benefits at end of period	$1,449,210	$1,020,123

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and June 30, 2003

A. Description of the Plan

The following description of the Tandy Brands Accessories, Inc. Benefit Restoration Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Tandy Brands Accessories, Inc. (the “Company”) established the Plan effective as of July 1, 1993, as amended effective July 1, 2003. The Plan is an unfunded nonqualified plan of deferred compensation, the purpose of which is to restore retirement benefits to a select group of the Company’s management and highly compensated employees whose retirement benefits have been decreased by the limitations imposed by Sections 401(a)(17) and 402(g) of the Internal Revenue Code of 1986, as amended.

Contributions

For any Plan year, participants may elect to defer, on a pre-tax basis, up to 10% of their gross salary and wages otherwise payable to them during a Plan year, reduced by the total contributions made during such Plan year to the Tandy Brands Accessories, Inc. Employee Investment Plan.

The Company makes quarterly matching contributions to the Plan on each participant’s behalf equal to 150% of the amount the participant deferred during such calendar quarter. Matching contributions are required to be invested in Company common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution for each month and quarter, respectively. Participant accounts are valued on a quarterly basis in accordance with the Plan’s provisions.

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of Plan - continued

Benefit Payments

On termination of service due to death or retirement, all payments of benefits from the Plan will be made in either a single, lump-sum distribution or in monthly installments over a certain period, not to exceed 10 years.

In the event of an unforeseeable emergency, a participant may make a written request to the committee for a hardship withdrawal from his account. An unforeseeable emergency is defined as an unexpected illness or accident of the participant or of a dependent of the participant, loss of the participant’s property due to casualty, or other similar extraordinary circumstances arising as a result of events beyond the control of the participant.

Investment Options

A participant may direct employee contributions to the available mutual fund or in Tandy Brands Accessories, Inc. common stock.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company as determined by the Plan’s administrator .

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

B. Summary of Significant Accounting Policies - continued

Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. These investments are subject to market or credit risks customarily associated with debt and equity investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The net realized and unrealized gains and losses on investments include realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

Payment of Benefits

Benefits are recorded when paid. Benefit payments made during the year ended June 30, 2003 were approximately $12,000. No benefit payments were made during the six months ended December 31, 2003.

C. Investments

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31, 2003 and June 30, 2003:

	December 31,	June 30,
	2003	2003
Non-participant directed:
Tandy Brands Accessories, Inc. common stock (47,857 and 42,771 shares, respectively)	$743,225	$513,252

Participant directed:
Tandy Brands Accessories, Inc. common stock (31,664 and 28,622 shares, respectively)	491,426	343,464

Total	$1,234,651	$856,716

Munder Money Market Fund	$136,533	$97,356

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

C. Investments - continued

The changes in net assets available for benefits for the non-participant directed Company stock for the six months ended December 31, 2003 and the year ended June 30, 2003, are as follows:

	Non-Participant Directed
	Company Stock
	Six Months	Year
	Ended	Ended
	December 31, 2003	June 30, 2003
Additions to Net Assets
Investment income
Net realized and unrealized gains on investments	$229,973	$150,577

Deductions to Net Assets
Benefits paid to participants	—	7,751

Net increase in net assets available for benefits	229,973	142,826
Net assets available for benefits at beginning of period	513,252	370,426

Net assets available for benefits at end of period	$743,225	$513,252

D. Tax Status

The Plan is not a qualified plan as determined by the Internal Revenue Code.

E. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

F. Administration of Plan Assets

Contributions are held and managed by the trustee, who invests cash and investment income received and makes distributions to participants.

Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company and are not reflected in the accompanying financial statements.

G. Benefits Payable

At December 31, 2003 and June 30, 2003, there were no amounts due to participants who had elected to withdraw from the Plan and requested payment of benefits, that had not yet been paid.

H. Plan Amendments

On July 1, 2003, the Plan’s sponsor approved the change in the Plan’s year-end from June 30 to December 31. The Plan reported its financial statements for the six months ended December 31, 2003 as a “short plan year” in accordance with the amendment to the Plan.

I. Concentrations

Approximately 85% and 84% of the Plan’s assets are invested in common stock of the Company at December 31, 2003 and June 30, 2003, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN

/s/ J.S.B. Jenkins

J.S.B. Jenkins
Administrative Committee Member

     Date: June 22 ,2005

Index to Exhibits

Exhibit
No.	Description
23	Consent of Independent Registered Public Accounting Firm